Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the heading “Interests of Named Experts and Counsel” and to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Laureate Education, Inc. 2005 Stock Incentive Plan, the Laureate Education, Inc. 2003 Stock Incentive Plan and the Laureate Education, Inc. 1998 Stock Incentive Plan of our reports dated March 10, 2005, with respect to the consolidated financial statements and schedule of Laureate Education, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, Laureate Education, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Laureate Education, Inc., filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
August 22, 2005